SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            -----------------------

                                  SCHEDULE TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                               (Amendment No. 3)
                            -----------------------

                            BEI TECHNOLOGIES, INC.
                      (Name of Subject Company (Issuer))

                             SCHNEIDER ELECTRIC SA
                         BEACON PURCHASER CORPORATION
                      (Name of Filing Persons (Offerors))

                    Common Stock, par value $.001 per Share
          (including the associated preferred stock purchase rights)
                        (Title of Class of Securities)

                                   05538P104
                     (CUSIP Number of Class of Securities)

                           Juan Pedro Salazar, Esq.
                   Senior Vice President and General Counsel
                             Schneider Electric SA
                 43-45, bd. Franklin Roosevelt B.P. 236 92504
                             Rueil Malmaison Cedex
                                    France
                             33 (0) 1 41 29 70 00
           (Name, address and telephone number of person authorized
     to receive notices and communications on behalf of the filing person)

                                  Copies to:


                  Randall Doud, Esq.                                    Howard Japlon, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP                     Beacon Purchaser Corporation
                  Four Times Square                                   1415 South Roselle Road
               New York, New York 10036                            Palatine, Illinois 60067-7399
                    (212) 735-3000                                         (847) 397-2600

                           CALCULATION OF FILING FEE

 Transaction Valuation*                                 Amount of Filing Fee**
 ---------------------                                  --------------------

      $532,199,402                                             $106,440


* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 14,978,324 shares of common stock of BEI Technologies, Inc. at the tender offer price of $35.00 per share of common stock. The transaction value also includes the offer price of $35.00 less $11.87, which is the average exercise price of outstanding options, multiplied by 344,058, the estimated number of options outstanding.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), equals 1/50 of 1% of the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $106,440                     Filing Party:  Schneider Electric SA and Beacon
                                                                       Purchaser Corporation
Form or Registration No.   SC TO-T                      Date Filed:    August 3, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]          third-party tender offer subject to Rule 14d-1.
     [ ]          issuer tender offer subject to Rule 13e-4.
     [ ]          going-private transaction subject to Rule 13e-3.
     [ ]          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ?

         This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (the "Schedule TO"), filed initially with the Securities and Exchange Commission on August 3, 2005 by Beacon Purchaser Corporation, a Delaware corporation ("Purchaser"), and Schneider Electric SA, a societe anonyme organized under the laws of the Republic of France ("Parent"), relating to the third-party tender offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $.001 per share, including the associated preferred share purchase rights, of BEI Technologies, Inc., a Delaware corporation (the "Company"), at a purchase price of $35.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2005 and filed as Exhibit
(a)(1)(A) to the Schedule TO (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. This Amendment is being filed on behalf of Purchaser and Parent.

Items 3, 5 and 8.

Items 3, 5 and 8 of the Schedule TO are hereby amended and supplemented as follows:

         In Section 7--"Certain Information Concerning the Company" of the Offer to Purchase, the last paragraph of the subsection entitled "Certain Projected Financial Data of the Company" is hereby amended to substitute the following two sentences in place of the existing sixth sentence thereof:

         "It is the understanding of Parent and Purchaser that the following material assumptions underlie the projections provided to Parent: (1) a decline in Sarbanes-Oxley related costs in fiscal 2006 relative to fiscal 2005, (2) with respect to the Company's contractual relationship with its largest customer Continental Teves AG & Co. oHG, (i) quantities purchased by Continental Teves AG & Co. oHG from the Company and its affiliates remaining consistent with the forecasts provided by Continental Teves AG & Co. oHG to the Company and (ii) negotiated annual pricing between the parties remaining consistent with prior years, (3) the Company's core business performing consistently with recent prior periods, (4) the continuing transition of the Company's business from clusters (including assembly and testing) that have a higher average selling price to principally high volume sensors with a lower average selling price and (5) growth in the semiconductor capital equipment market. There can be no assurance that any assumptions made in preparing the projections will prove accurate."

         In Section 7--"Certain Information Concerning the Company" of the Offer to Purchase, the last paragraph of the subsection entitled "Certain Projected Financial Data of the Company" is hereby amended to include, following the last sentence, the following:

         "However, to the extent that Purchaser or Parent become aware that the projections, or the material assumptions underlying them, are no longer valid, Purchaser and Parent will revise the Offer to Purchase to inform stockholders of such change if they determine that doing so is required pursuant to their duties under federal securities laws."

         In Section 7--"Certain Information Concerning the Company" of the Offer to Purchase, the subsection entitled "Financial Information" is hereby amended and restated to read in its entirety as follows:

         "The Company's consolidated balance sheets, statements of operations, and statements of cash flows and related notes thereto, for the Company's 2004 fiscal year, as set forth beginning at page 36 of the Company's Form 10-K for the fiscal year ended October 2, 2004, are hereby incorporated by reference and filed as an exhibit to the Schedule TO. The report may be inspected at, and copies may be obtained from, the same places and in the same manner set forth under "--Available Information" below."

         In Section 7--"Certain Information Concerning the Company" of the Offer to Purchase, the fourth sentence of the subsection entitled "Available Information" is hereby amended and restated as follows:

         "Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549."

Item 4.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

         In the section of the Offer to Purchase entitled "Summary Term Sheet," the question "Generally, What Are the United States Federal Income Tax Consequences of Tendering Shares?" is hereby amended and restated as follows:

         "What Are the United States Federal Income Tax Consequences of Tendering Shares?"

         In the section of the Offer to Purchase entitled "Summary Term Sheet," the response to the question "Generally, What Are the United States Federal Income Tax Consequences of Tendering Shares?" is hereby amended and restated to read in its entirety as follows:

         "The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In most instances, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the Shares sold pursuant to the Offer or exchanged pursuant to the Merger. If the Shares sold or exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. See Section 5."

         In Section 4--"Withdrawal Rights" of the Offer to Purchase, the first paragraph is hereby amended and restated to read in its entirety as follows:

         "Tenders of Shares pursuant to the Offer are irrevocable, except that such Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn, pursuant to Section 14(d)(5) of the Exchange Act, at any time after Saturday, October 1, 2005. As discussed below, tendered Shares may not be withdrawn in any subsequent offering period."

         The title of Section 5--"Certain Federal Income Tax Consequences" of the Offer to Purchase is hereby amended and restated as follows:

         "Material United States Federal Income Tax Consequences"

         In Section 5--"Certain Federal Income Tax Consequences" of the Offer to Purchase, the second sentence of the first paragraph of the section on page 16 is hereby deleted in its entirety.

         In Section 5--"Certain Federal Income Tax Consequences" of the Offer to Purchase, the third paragraph of the section on page 16 is hereby deleted in its entirety.

         In Section 13--"Conditions to the Offer" of the Offer to Purchase, the first sentence of the first full paragraph on page 52 that precedes the subsection entitled "Certain Regulatory Obligations" is amended and restated as follows:

         "The foregoing conditions are for the benefit of Parent and Purchaser and may, subject to the terms of the Merger Agreement, be waived by Parent and Purchaser in whole or in part at any time on or prior to the Expiration Date in their discretion."

         Section 13--"Conditions to the Offer" of the Offer to Purchase, is hereby amended and restated by inserting the following after the first full paragraph on page 52 that precedes the subsection entitled "Certain Regulatory Obligations":

         "Under the Merger Agreement, Parent, Purchaser and the Company have agreed that certain obligations and limitations will apply in connection with the satisfaction of particular conditions. The disclosure in the sections below entitled "--Certain Regulatory Obligations" and "--CT Contracts," in conjunction with that in Section 10, is intended to provide additional background and more fully explain the obligations of the parties in connection with the applicable conditions. The disclosure under "--Certain Regulatory Obligations" below addresses the obligations of Parent and Purchaser with respect to the satisfaction of conditions relating to governmental consents and approvals, including conditions (2), (3), (4), (5) and (6), specified above in this Section 13. These covenants are also described under "--Filings; Regulatory Approvals and Arrangements" in Section 10. The disclosure under "--CT Contracts" below addresses an agreement of the parties with respect to the operation of the condition set forth in clause (d) of this Section 13. This agreement is also described under "--Representations and Warranties" in
Section 10.

Item 12.

Item 12 is hereby amended and supplemented to add the following exhibit:

"(a)(5)(A) Fiscal Year 2004 Consolidated Balance Sheets, Statements of Operations, and Statements of Cash Flows and related notes thereto for the Company (incorporated herein by reference to the Company's Report on Form 10-K for the fiscal year ended October 2, 2004 (file No. 000-22799))."

         In Exhibit (a)(1)(B)--Letter of Transmittal, the first paragraph on page 11 is hereby deleted in its entirety.

                                  SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        SCHNEIDER ELECTRIC SA


                                        By: /s/ Juan Pedro Salazar
                                           ---------------------------------
                                        Name:  Juan Pedro Salazar
                                        Title: Senior Vice President and General
                                        Counsel


                                        BEACON PURCHASER CORPORATION


                                        By: /s/ Juan Pedro Salazar
                                           ---------------------------------
                                        Name:  Juan Pedro Salazar
                                        Title: Vice President


Date:  August 19, 2005

                               INDEX TO EXHIBITS

(a)(5)(A) Fiscal Year 2004 Consolidated Balance Sheets, Statements of Operations, and Statements of Cash Flows and related notes thereto for the Company (incorporated herein by reference to the Company's Report on Form 10-K for the fiscal year ended October 2, 2004 (file No. 000-22799)).